22004314

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-32136

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Saturn Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Federal Street, Suite 1320
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward A. Lafferty	978-239-9459	elafferty@saturnpartnersvc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pavento, Ratcliffe, Renzi & Co., LLC
(Name – if individual, state last, first, and middle name)

391 East Central Street, Unit 8A	Franklin	MA	02038
(Address)	(City)	(State)	(Zip Code)

11/5/2009	3946
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Edward A. Lafferty, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Saturn Capital, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida
County of Pinellas
The foregoing signature was acknowledged before me on 28th day of February 2022
Mary M. Rodriguez Gort
Notary Public Mary M. Rodriguez Gort

MARY M. RODRIGUEZ GORT
Notary Public - State of Florida
Commission # GG 224371
My Comm. Expires Sep 29, 2022
Bonded through National Notary Assn.

Signature: Edward A. Lafferty

Title: Chief Financial Officer/Financial Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

Table of Contents

PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Saturn Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saturn Capital, Inc. (a Massachusetts corporation) as of December 31, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Saturn Capital's management. Our responsibility is to express an opinion on Saturn Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Saturn Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

391 East Central Street, Unit 8A • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3091

Auditor's Report on Supplemental Information

The Schedule I - Computation of Net Capital under rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Saturn Capital's financial statements. The supplemental information is the responsibility of Saturn Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital under rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Pavento, Ratcliff, Kenney & Co., LLC

We have served as Saturn Capital's auditor since 2000.
Franklin, Massachusetts
February 25, 2022

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	203,958
Prepaid expenses		11,426
TOTAL CURRENT ASSETS		215,384
TOTAL ASSETS	**$**	**215,384**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	17,023
State income taxes payable		456
TOTAL LIABILITIES		17,479
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 12,650 shares		12,650
Capital in excess of par value		404,591
Accumulated deficit		(219,336)
TOTAL STOCKHOLDER'S EQUITY		197,905
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**215,384**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Commissions	$ 208,877
Interest income	178
Total revenues	209,055
OPERATING EXPENSES:	
Management fees	55,200
Commissions	164,000
Filing fees	16,350
Legal and accounting fees	12,155
Rent expense	5,038
Computer expense	3,654
Total operating expenses	256,397
Net loss from operations and before state income taxes	(47,342)
Provision for state income taxes	456
NET LOSS	**$ (47,798)**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Total
Beginning balance, January 1, 2021	11,950	$ 11,950	$ 305,291	$ (171,538)	$ 145,703
Issued common stock for cash	700	700	99,300	-	100,000
Net loss	-	-	-	(47,798)	(47,798)
Ending balance, December 31, 2021	**12,650**	**$ 12,650**	**$ 404,591**	**$ (219,336)**	**$ 197,905**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(47,798)
Adjustments to reconcile net income to net cash used for operating activities		
Increase in assets:		
Accounts receivable		47,200
Prepaid expenses		1,872
Decrease in liabilities:		
Accounts payable		(20,599)
Other liabilities		-
State income taxes payable		(456)
NET CASH USED IN OPERATING ACTIVITIES		(19,781)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issued common stock for cash		100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		100,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		80,219
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		123,739
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**203,958**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	-
Taxes		456

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

Saturn Capital, Inc. (the Company) was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activities are the sale of direct participation programs, private placement offerings and acting as a selling group participant for initial public offerings throughout the United States of America. On January 1, 1999 the Company became a wholly-owned subsidiary of Saturn Asset Management, Inc. (SAMI). On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust (SAMT).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The Company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing. On January 1, 2018, the Company adopted the new revenue recognition standard on the modified retrospective method (i.e., cumulative method). The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year ended December 31, 2021.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

(d) Commissions (continued)

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). For the year ended December 31, 2021, all commissions recognized on SCI's statement of operations were earned as fees for private placement contracts; none of which were recognized as deferred revenue.

Disaggregated revenue

Success Fees	$ -
Retainers	$ -

(e) Accounts Receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable, which is based on historical experience, coupled with a review of the current status of existing receivables. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade receivables. As of December 31, 2021 the Company had no accounts receivable outstanding and consequently, no allowance for doubtful accounts.

(3) INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the Company is reported in the federal income tax return of its shareholder.

The Company files income taxes as part of a consolidated group. Its share of state income taxes for 2021 was estimated to be $456. The Company income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2021, the Company's federal and state income tax returns generally remain open for the last three years.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

(4) NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $186,479 that was $136,479 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .0937 to 1.

As the Company does not carry customer accounts and any customer transactions are cleared through another broker-dealer on a fully disclosed basis, the Company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2021.

(5) RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC (SMLLC), an affiliated Company. The Company is assessed a management fee by SMLLC for allocation of professional time, office space and other general and administrative expenses. For the year ended December 31, 2021, Saturn Capital, Inc. incurred a management fee of $55,200. The Company owed $17,023 to SMLLC at December 31, 2021, which is recorded in accounts payable.

(6) SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2022, the date the financial statements were available to be issued. Management has concluded that there have been no subsequent events that require disclosure.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2021

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2021

NET CAPITAL	
Total stockholder's equity	$ 197,905
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(11,426)
Net capital	**$ 186,479**
AGGREGATE INDEBTEDNESS	
Items included in statements of financial condition:	
Accounts payable	$ 17,023
State income taxes payable	456
Total aggregate indebtedness	$ 17,479
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Excess net capital	**$ 136,479**
Ratio: Aggregate indebtedness to net capital	.0937 - 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2021)	
Net capital, as reported in the company's Part IIa (unaudited) FOCUS report	$ 186,479
Net audit adjustments	-
Net capital per above	**$ 186,479**

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2021

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of the Company's FOCUS report as of December 31, 2021; and a reconciliation to that calculation is not included herein.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2021

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

SATURN PARTNERS
Experienced Opportunistic Venture Investing

Saturn Capital, Inc. Exemption Report

Saturn Capital, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission Act.

Saturn Capital, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 throughout the fiscal year ended December 31, 2021.

Saturn Capital, Inc. met the exemption provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the fiscal year ended December 31, 2021, without exception.

I, Edward A. Lafferty, affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Edward A. Lafferty   Date: 2/15/2022

Edward A. Lafferty
CFO/Financial Principal
Saturn Capital, Inc.

75 Federal Street Suite, 1320 Boston, MA 02110 | Tel: 617.574.3330 | Fax: 617.574.3331 | SaturnPartnersVC.com

PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Saturn Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saturn Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3 under which Saturn Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Saturn Capital, Inc. stated that Saturn Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Saturn Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturn Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 25, 2022

391 East Central Street, Unit 8A • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3091

SATURN PARTNERS
Experienced Opportunistic Venture Investing

February 28, 2022

Securities and Exchange Commission
100 F Street, NE
Washington, DC

To Whom it May Concern,

Enclosed please find the Facing Page, Statements of Financial Condition, Income, Changes in Financial Condition, Equity, Computation of Net Capital, Oath or Affirmation, Exemption Report and Auditor's Review of Exemption Report for the year ended December 31, 2021.

Please contact me at elafferty@saturnpartnersvc.com or (978) 239-9459 should you require additional information or have any questions.

Sincerely,

Edward A. Lafferty

Edward A. Lafferty
Chief Financial Officer
Saturn Capital, Inc.